# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: QUANTUM CORPORATION, CIK 0000709283
CUSIP: 747906501
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 224 Airport Parkway, Suite 550, San Jose, California (CA), 95110
Date of event which requires filing of this statement: 03/27/2025
Amends the filing with accession number 0000950170-25-043427
Filed by CIK 0001163368
Persons authorized to receive notices and communications: Pacific Investment Mgmt Co LLC, 650 Newport Center Drive, Newport Beach, California (CA), 92660, (949) 720-6000

## Reporting persons
- Pacific Investment Management Company LLC (CIK 0001163368): type of reporting person: investment adviser (IA), other (OO); source of funds: other (OO); sole voting power 962,127; shared voting power 0; sole dispositive power 962,127; shared dispositive power 0; aggregate amount beneficially owned 962,127 (14.7% of the class)
  Comment: (1) The shares reported herein for the Reporting Person represent the securities of the Issuer that are held by OC II FIE V LP and OC III LVS XL LP (see Item 2 of this Schedule 13D), comprised of (i) 289,620 shares of Common Stock held by OC II FIE V LP and (ii) 672,507 shares of Common Stock held by OC III LVS XL LP.
  (2) The number of shares outstanding for purposes of this percentage calculation assumes 6,526,782 outstanding shares of Common Stock as of March 13, 2025, as reported by the Issuer in its proxy statement on Schedule 14A, filed by the Issuer with the Securities and Exchange Commission on March 27, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: QUANTUM CORPORATION
Address of issuer's principal executive offices: 224 Airport Parkway, Suite 550, San Jose, California (CA), 95110
Comment: This Amendment No. 9 to Schedule 13D (this "Amendment No. 9") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 28, 2022, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on April 26, 2022, Amendment No. 2 to Schedule 13D filed with the SEC on August 12, 2022, Amendment No. 3 to Schedule 13D filed with the SEC on August 24, 2022, Amendment No. 4 to Schedule 13D filed with the SEC on June 14, 2023, Amendment No. 5 to Schedule 13D filed with the SEC on July 14, 2023, Amendment No. 6 to Schedule 13D filed with the SEC on August 15, 2024, Amendment No. 7 to Schedule 13D filed with the SEC on January 7, 2025, and Amendment No. 8 to Schedule 13D filed with the SEC on March 21, 2025 (together with this Amendment No. 9, the "Schedule 13D") relating to the Common Stock of the Company, the principal executive offices of which are located at 224 Airport Parkway, Suite 550, San Jose, California 95110. Only those items that are hereby reported are amended; all other items reported in the original Schedule 13D, as amended, remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 9 have the meanings ascribed to them in the original Schedule 13D, as amended.

## Signatures
- Pacific Investment Management Company LLC: /s/ Alyssa Creighton, Alyssa Creighton / Senior Vice President (03/31/2025)